Exhibit 99.1

DragonWave Reports Fourth Quarter and Full Fiscal Year 2016 Results

OTTAWA, CANADA — May 18, 2016 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the fourth quarter and full fiscal year ended February 29, 2016. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

Revenue for the fourth quarter of fiscal year 2016 was $12.0 million, compared with $21.0 million in the third quarter of fiscal year 2016. Revenue for the fiscal year 2016 was $86.3 million, compared to $157.8 million in the previous year. Revenue from the Nokia channel in the fiscal year decreased from $84.3 million in the previous fiscal year, to $37.6 million. This was mainly attributable to the announcement and completion of the merger of Nokia and Alcatel during 2015.

Gross profit when adjusted for non-cash inventory provision was 22.3% in the fourth quarter of fiscal year 2016, as compared to 24.5% in the third quarter of fiscal year 2016.

See “Non-GAAP Financial Measures” below for a reconciliation of gross profit adjusted for inventory provision to the most directly comparable measure calculated in accordance with GAAP and presented in DragonWave’s financial statements.

Operating expenses excluding restructuring charges were reduced from $8.7 million in the previous quarter to $7.6 million in the fourth quarter.

Net loss attributable to shareholders in the fourth quarter of fiscal year 2016 was ($9.1) million or ($3.02) per basic and diluted share. This compares to a net loss attributable to shareholders of ($6.2) million or ($2.07) per basic and diluted share in the third quarter of fiscal year 2016.

“The end of our relationship with Nokia for forward product has required a restructuring of our operations which is underway. Our confidence about significant near term projects within our existing North American customer base, the expanded opportunity created by Harmony Enhanced Multi Channel and adjusting our geographic focus towards higher margin areas are all important components of this restructuring strategy.” said DragonWave President and CEO, Peter Allen.

Cash and cash equivalents totaled $4.3 million at the end of the fourth quarter of fiscal year 2016, compared to $7.8 million at the end of the third quarter of fiscal year 2016. The decrease in cash and cash equivalents of $3.5 million included debt repayments of $4.5 million during the quarter.

Webcast and Conference Call Details:

The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on May 19, 2016.

The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

An archive of the webcast will be available at the same link.

Conference call dial-in numbers:

Toll-free North America Dial-in: (877) 312-9202

International Dial-in: (408) 774-4000

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Non-GAAP Financial Measures

This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out “Gross profit before inventory provisions” as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. “Gross profit before inventory provisions” does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to technical obsolescence and excess due to market changes. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate “Gross profit before inventory provisions” consistently over each fiscal period.

The most directly comparable GAAP measure presented in our consolidated financial statements for the three and twelve months ended February 29, 2016 to “Gross profit before inventory provisions” is “Gross profit”.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave’s forward opportunities and the potential benefits of, and demand for: DragonWave’s products; DragonWave’s strategy and ability to execute on that strategy; and the outcome of DragonWave’s restructuring efforts. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry, and our ongoing efforts to manage our cash flows.

Forward-looking statements are provided to help external stakeholders understand DragonWave’s expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading “Risks and Uncertainties” in the MD&A dated May 18, 2016 and in the Company’s Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Peter Allen President & CEO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2222	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408-778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000’s except share amounts

	As at	As at
	February 29,	February 28,
	2016	2015
Assets
Current Assets
Cash and cash equivalents	4,277	23,692
Trade receivables	18,986	48,626
Inventory	22,702	24,294
Other current assets	2,777	5,895
	48,742	102,507
Long Term Assets
Property and equipment	3,702	4,322
Deferred tax asset	—	1,485
Deferred financing cost	—	18
Intangible assets	623	794
Goodwill	—	11,927
	4,325	18,546

Total Assets	53,067	121,053

Liabilities
Current Liabilities
Debt facility	22,152	—
Accounts payable and accrued liabilities	23,557	40,677
Deferred revenue	1,944	830
Deferred tax liability	294	—
Warrant liability	117	—
	48,064	41,507

Long Term Liabilities
Debt facility	—	32,400
Other long term liabilities	773	1,139
Warrant liability	3	1,239
	776	34,778

Commitments

Shareholders’ equity
Capital stock	221,128	220,952
Contributed surplus	9,235	8,388
Deficit	(218,225)	(175,921)
Accumulated other comprehensive loss	(9,618)	(9,618)
Total Shareholders’ equity	2,520	43,801

Non-controlling interests	1,707	967
Total Equity	4,227	44,768

Total Liabilities and Equity	53,067	121,053

Shares issued & outstanding	3,020,069	3,011,632

CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000’s except share and per share amounts

	Three months ended		Twelve months ended
	February 29,	February 28,	February 29,	February 28,
	2016	2015	2016	2015

REVENUE
Hardware and other	8,601	41,654	71,393	150,432
Services	3,440	2,088	14,902	7,334
	12,041	43,742	86,295	157,766

COST OF SALES
Hardware and other	7,794	32,923	58,991	123,950
Services	1,563	1,135	8,917	3,051
Inventory provision	3,181	1,187	4,416	2,771
	12,538	35,245	72,324	129,772
Gross profit	(497)	8,497	13,971	27,994

EXPENSES
Research and development	2,425	4,271	13,406	18,657
Selling and marketing	1,858	3,745	10,572	13,975
General and administrative	3,311	3,288	13,798	15,085
	7,594	11,304	37,776	47,717

Loss before other items	(8,091)	(2,807)	(23,805)	(19,723)

Goodwill impairment	—	—	(11,927)	—
Restructuring costs	(130)	—	(1,549)	—
Amortization of intangible assets	(96)	(207)	(577)	(1,188)
Accretion expense	(37)	(59)	(205)	(168)
Interest expense	(424)	(452)	(2,014)	(1,557)
Warrant issuance expenses	—	—	—	(221)
Gain on change in estimate	—	(234)	—	67
Gain on sale of fixed assets	—	—	—	18
Fair value adjustment - warrant liability	(69)	979	1,119	2,007
Foreign exchange (loss) gain	(307)	327	(331)	846
Loss before income taxes	(9,154)	(2,453)	(39,289)	(19,919)

Income tax expense	129	(330)	2,275	717
Net loss and comprehensive loss	(9,283)	(2,123)	(41,564)	(20,636)

Net income attributable to non-controlling interest	152	(145)	(740)	(884)
Net loss and comprehensive loss attributable to shareholders	(9,131)	(2,268)	(42,304)	(21,520)

Net loss and comprehensive loss per share
Basic and diluted	(3.02)	(0.75)	(14.01)	(7.90)

Weighted average shares outstanding
Basic and diluted	3,019,712	3,011,065	3,019,259	2,724,467